Exhibit 4.53
Confidential Treatment Requested
The portions of this document marked by “XXXXX” have been omitted pursuant to a request for confidential treatment and have been filed separately with the Securities and Exchange Commission

14 November 2007	Bank of America NA 9 Raffles Place #18-00 Republic Plaza Tower 1 Singapore 048619

STATS ChipPAC Ltd 10 Ang Mo Kio Street 65 Techpoint #05-17/20 Singapore 569059	Victor Leow/Sng Kia-Wee Tel: 6239 3138/3435 Fax: 6239 3137
Attention:	Mr John Lau Chief Financial Officer

Mr Tham Kah Locke Vice President
Dear Sirs,
US$50,000,000 Uncommitted Facility
We, Bank of America, National Association, (“we”/“Bank”/“us”), are pleased to inform you that we have approved the following banking and credit facilities (the “Facilities”) as set out below on the following terms and conditions which are subject to amendments at our sole discretion. In line with our banking practice in Singapore, the Facilities granted by the Bank are uncommitted facilities and, notwithstanding anything to the contrary contained in this letter or any other document, we reserve the right to vary, reduce, cancel or terminate the Facilities at our discretion at any time by giving to you notice of such variation, reduction, cancellation or termination. Upon termination, the total amount due to the Bank under the Facilities will be repayable in accordance with the terms applicable thereto.

LINE OF CREDIT	US$50,000,000 for Advances.

Interest period/pricing:	Interest period

The period of the advance shall be 1, 2, 3 or 6 months’ duration or such other period as we may agree (each an “Interest Period”).

REDACTED	CONFIDENTIAL TREATMENT REQUESTED The portions of this document marked by “XXXXX” have been omitted and are filed separately with the Securities and Exchange Commission
Interest pricing

XXXXX% per annum over LIBOR for the six months immediately
after acceptance of this Facility Letter and XXXXX% per
annum over LIBOR thereafter.
Interest is payable on the last day of each Interest
Period of the advance, accrues from day to day and is
calculated on the basis of the actual number of days
elapsed and a year of 360 or 365 days as the case might
be.
TERMS & CONDITIONS
1.	Ownership: Temasek Holdings Pte Ltd is to directly or indirectly own a minimum 25% share in STATS ChipPAC Ltd throughout the life of the facility.

2.	Pari-passu ranking: You shall procure that your obligations under this letter shall rank at least pari-passu with all your other present and future unsecured and unsubordinated obligations (whether actual or contingent), except for obligations mandatorily preferred by law applying to companies generally.

3.	Financial statements and other documents: You shall submit your annual audited financial statements to us within 180 days of the end of the financial period and any such other relevant information that the Bank may reasonably request.

4.	Payments: If a payment under this letter is due on a day which is not a Business Day, the due date for that payment shall instead be the next Business Day in the same calendar month (if there is one) or the preceding Business Day (if there is not). During any extension of the due date for payment of any principal under this letter, interest is payable on that principal at the rate payable on the original due date. All sums payable to us in respect of any obligation or liability owed by you under this letter, whether in respect of principal, interest, fees, cost, expenses or any other sum payable to us, shall be paid (a) free of any restriction or condition and (b) free and clear of and (except to the extent required by law) without deduction of or withholding for or on account of any tax. If you must at any time deduct or withhold any tax from any sum paid or payable to us, you shall pay such additional amount as is necessary to ensure that we receive on the due date and retain a net sum equal to what we would have received and so retained had no such deduction or withholding been required or made. All amounts payable under this letter are payable in USD, except that amounts payable in respect of costs, expenses and taxes or the like are payable in the currency in which they are incurred.

5.	Default interest: Unless otherwise agreed by us, if you fail to pay any amount payable by you under this letter on the due date specified herein, interest shall accrue on the overdue amount from the due date up to the date of actual full payment in good funds (both before and after judgment) at the rate of one percent (1%) per annum above the cost to us, as conclusively determined by us, of acquiring such funds from such sources and for such periods as we may decide, and will be due and payable at the end of each such period.

6.	Miscellaneous payments: You shall pay to us (a) all of our funding breakage costs in connection with any prepayment of the advance under the Facility on a day other than the last day of an Interest Period; (b) such amount as is necessary to indemnify us against the consequences of any non-compliance of, or default under, this letter; (c) all legal and out of pocket expenses incurred by us in connection with the Facility (including preparation and enforcement of, and preservation of our rights under, this letter or any applicable law) and (d) losses resulting from any judgment or claim being payable in a different currency from that agreed under this letter. Except where the loss or damage arose as a result of our negligence or willful misconduct, you shall indemnify and hold us harmless from and against any and all loss, damage or other consequences which may arise or result from giving credit to you or performing any service for you and shall reimburse us upon demand for any payment, loss or damage which we may make, suffer or sustain by reason or on account thereof and shall upon request appear and defend at your own cost and expense any action which may be brought against us in connection therewith.

7.	Disclosure of information: You hereby authorize the Bank to disclose your financial statements and information regarding your accounts and/or your dealings with the Bank to the Bank’s other branches and/or offices in connection with the provision or processing of the Facility hereunder. This clause is not, and shall not be deemed to constitute, an express or implied agreement by the Bank with you for a higher degree of confidentiality than that prescribed in section 47 of the Singapore Banking Act, Chapter 19 (“Banking Act”) and in the Third Schedule to the Banking Act.

8.	Set-off: We may set off any matured obligation owed by you to us (to the extent beneficially owned by us) against any obligation owed by us to you, regardless of the place of payment, the branch through which we are acting or the currency of either obligation. If the obligations referred to in the foregoing are in different currencies, we may convert either obligation at a market rate of exchange in our usual course of business for the purpose of such set-off. If any of the obligations referred to in the foregoing is unliquidated or unascertained, we may set off any amount estimated by us in good faith to be the amount of that obligation.

9.	Other conditions: Utilization of the Facility is at all times subject to compliance with all applicable provisions of the various Monetary Authority of Singapore notices published from time to time and such other terms and conditions as may from time to be time be specified by us.

10.	Evidence and calculations: Any certification or determination by us of a rate or amount under this letter is, in the absence of manifest error, conclusive evidence of the matters to which it relates.

11.	Third Party Act: A person who is not a party to this letter has no right under the Contracts (Rights of Third Parties) Act, Chapter 53B of Singapore to enforce, or enjoy the benefits of, any of the terms herein. Notwithstanding any terms of this letter, the consent of any third party is not required for any variation (including any release or compromise of any liability under) or termination of this letter.

12.	Governing law and jurisdiction: This letter shall be governed by, and construed in accordance with, Singapore law. You hereby submit to the non-exclusive jurisdiction of the Singapore courts.
We trust the above arrangement is satisfactory to you. Kindly indicate your acceptance to this letter by having your authorized signatory(ies), as per your Board resolution, to sign and return to us the duplicate of this letter by 26 November 2007.
Thank you for your support to our Bank. We assure you of our best services at all times.
Yours faithfully,
for and on behalf of
Bank of America, N.A., Singapore Branch

/s/ Victor Leow Victor Leow Managing Director Global Investment Banking	/s/ Sng Kia-Wee Sng Kia-Wee Assistant Vice President Corporate Debt Products
We hereby accept the Facility upon the foregoing terms and conditions and agree to be bound by, and to comply with, all such terms and conditions.

Accepted by:	/s/ John Lau, Chief Financial Officer	Date: 23 November 2007

STATS ChipPAC Ltd Authorized signatory(ies)